Exhibit 10.1

October 17, 2005

Lisa Bayne

33 Aladdin Terrace

San Francisco, CA 94133

Dear Lisa,

On behalf of The J. Jill Group, Inc. (“J. Jill” or the “Company”), I am pleased to offer you the position of Executive Vice President/Chief Marketing Officer in accordance with the following:

•                  We understand that you will not be relocating to this area for a period of up to 15 months.  During the initial period prior to your relocation, however, you will be expected to spend, on average, at least two weeks per month working in Quincy, MA at the Company’s headquarters.

•                  Prior to your relocation, your base salary will be at the rate of $300,000 per annum.  Following relocation within 15 months of your employment start date, your base salary will be increased to $375,000 per annum.  Your salary will be paid to you on a bi-weekly basis.  Your first salary review will take place in 2007 concurrent with the salary reviews for the officers of the Company.  You will report to me, and your start date will be October 31, 2005.

•                  If during the initial 15-month period, it becomes apparent to you that you would not be able to relocate to the Quincy, MA area without substantial personal hardship, you agree to notify us promptly and we will work with you to determine if mutually satisfactory arrangements can be made.

•                  You will be eligible for participation in the corporate bonus program at the executive vice president level, commencing in 2007.  For 2006 only, you will receive a bonus for the Spring 2006 season and the Fall 2006 season equal to 80% of the base salary paid to you for the relevant season.  Bonus payments for the Spring 2006 season (payable in July 2006) and the Fall 2006 season (payable in January 2007) are guaranteed and will be paid to you whether or not the Company’s performance goals under the 2006 corporate bonus program are achieved, unless you voluntarily leave J. Jill or your employment is terminated by J. Jill for “Just Cause” prior to the first day of the month in which such bonuses are typically paid out (July 1, 2006 and January 1, 2007, respectively).  If you voluntarily leave or resign for other than “Good Reason” or if your employment by J. Jill is terminated for “Just Cause” during your first two years of employment, however, you will be required to reimburse the Company for the Spring 2006 season and Fall 2006 season bonus payments paid to you.  “Just Cause” for termination shall be deemed to exist upon (a) your willful failure or refusal to perform your designated responsibilities, or gross negligence or willful misconduct in the performance of such responsibilities, or (b) your conviction of, or the entry of a pleading guilty or nolo contendere by you to, any crime involving moral turpitude or any felony.  “Good Reason” for resignation shall be a resignation based on one or more of the following events occurring without your express written consent:  (a) a substantial and adverse reduction in your duties and authority at J. Jill; or (b) a material reduction in your base salary without good business reasons.

•                  You will receive an option to purchase 30,000 shares of J. Jill Common Stock.  The exercise price will be the current fair market value (i.e., the Nasdaq closing price) on the day the Compensation Committee of the Board of Directors votes its approval.  The option will vest 1/3 per year over a three-year period, on the first, second and third anniversaries of the date of grant, with vesting on any vesting date contingent on continued employment with J. Jill.

•                  You will be eligible for a full range of company and executive benefits made available generally to J. Jill executive vice presidents.  Currently these benefits include a standard form of severance agreement relating to change of control events, life insurance with a $750,000 death benefit subject to evidence of insurability and passing a standard physical exam, and estate/tax planning benefits at the rate of $7,500 for the first year of employment and $5,000 for each subsequent year.  Health benefits are currently provided by Blue Cross and Blue Shield of Massachusetts and will be explained to you during your first few days of employment.  These employee benefit plans and fringe benefits may be amended, enlarged, diminished or terminated by J. Jill from time to time.  Your eligibility to participate in any benefit plans and to receive benefits thereunder will be subject to the plan documents governing such plans.

•                  Included in your benefit package is an annual vacation benefit of four weeks.

•                  You will be eligible to participate in the Executive Deferred Compensation Program.  Additional information regarding this benefit will be discussed with you within the first few days of your employment.

•                  You will also be eligible to participate in The J. Jill Group 401(k) Plan on the first of the month following your hire date.

•                  The Company will reimburse you for all reasonable and customary business expenses reasonably incurred by you, including travel and lodging relating to trips to and from Quincy, MA during the initial period, in accordance with the policies of the Company from time to time in effect.

•                  The Company will also reimburse you for relocation expenses incurred by you during the period beginning with your acceptance of this offer and ending 15 months from your employment start date (unless subsequent arrangements are reached with the Company) in accordance with the relocation policies of the Company in effect at the time of your relocation.  If you voluntarily leave J. Jill or resign for other than “Good Reason” (as defined above) or if your employment is terminated by J. Jill for “Just Cause” (as defined above) during the one-year period following the completion of your relocation, you will be required to reimburse the Company for the total relocation expenses paid to you.

•                  It is understood and agreed that either you or J. Jill may terminate the employment relationship at any time and for any reason upon giving thirty days’ prior written notice.  In the event of any such termination, you will be eligible to receive the salary and benefits accrued up to the date of termination.  In addition, in the event your employment is terminated by J. Jill for any reason other than for “Just Cause” (as defined above) between your employment start date and the second anniversary of your employment start date or you resign for “Good Reason” (as defined above) between your employment start date and the second anniversary of your employment start date, and provided you sign a release of claims in favor of J. Jill and its affiliates, J. Jill will make a lump-sum severance payment to you within 30 days of the termination of your employment equal to (i) your annual base salary plus (ii) notwithstanding any provision of any incentive compensation or bonus plan applicable to you and in lieu of any payment to you under any such plan, a pro rata portion to the date of termination of the aggregate value of all contingent incentive compensation awards to you for all performance periods under any such plans in effect but uncompleted at the date of termination, calculated as to each such award by multiplying such aggregate value, treating any and all performance goals for the full period with respect to which such awards have been made as having been met, by a fraction the numerator of which is the number of days in such period which elapsed to the date of termination and the denominator of which is the number of days in such period.  In the event, however, that J. Jill determines in good faith that such severance payment is required to be delayed for a period of six months in order to satisfy the requirements of Internal Revenue Code 409A, J. Jill will advise you, and such payment will be made six months after termination of your employment.  During the year following the date of your severance payment, you will continue to be available upon the reasonable request of the President/CEO of J. Jill to provide information and assistance to J. Jill concerning matters within the scope of your responsibilities as of the date of termination of your employment, and no additional compensation shall be due to you for providing such information and assistance.  In the event your employment is terminated by J. Jill for any reason other than for “Just Cause” or if you resign for “Good Reason” after such two-

year period, and if at the time of such termination or resignation there is not in effect a company severance policy applicable to executive vice presidents, J. Jill agrees to negotiate a severance arrangement with you in good faith.

As required by federal law, employment at J. Jill is dependent upon providing documentation that proves your eligibility to work in the United States.  Typically, this would include such items as a driver’s license, birth certificate, social security card, etc.

By accepting this offer, you represent that you are not under any obligation to any former employer or any person, firm or corporation, which would prevent, limit or impair in any way the performance by you of your duties as an employee of J. Jill.

This offer is effective only through Wednesday, October 19, 2005 and is contingent upon securing satisfactory references and a satisfactory background check.  In addition, this offer is contingent upon your signing the Agreement to Protect Corporate Property enclosed with this letter.  If you wish to accept our offer as outlined above, please sign and return this letter to me along with a signed copy of the Agreement to Protect Corporate Property.  The enclosed copy is for your records.

Lisa, we are thrilled you are joining the “J. Jill Team” and look forward to the contributions you will make to the overall continued success of the Company!

Very truly yours,

/s/ Gordon R. Cooke
Gordon R. Cooke
President and Chief Executive Officer

Accepted and agreed

this 17th day of October, 2005

/s/ Lisa Bayne
Lisa Bayne